                                          FOR IMMEDIATE RELEASE
                                          AT 3:00 PM, E.S.T.
                                          FEBRUARY 27, 1996


               CON EDISON TERMINATES TENDER OFFER FOR
               $5 CUMULATIVE PREFERRED STOCK; OFFER FOR
               OTHER SERIES TO EXPIRE AT 5 PM TODAY


     Consolidated Edison Company of New York, Inc. (NYSE: ED) announced at 3:00 PM, New York City Time, today that it had terminated, in accordance with its terms, the tender offer commenced by Con Edison on January 29, 1996, with respect to Con Edison's $5 Cumulative Preferred Stock (no par value).

     The January 29, 1996 tender offer also includes six other series of Con Edison preferred stock. The termination with respect to the $5 Cumulative Preferred Stock does not affect the offer for the other series, which remains in effect and will expire by its terms at 5:00 PM, New York City Time, today.